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GAMCO Asset Management Inc.

January 29, 2010

Via Fax and Overnight Delivery

Mr. James T. Holden
Secretary
Coachmen Industries, Inc.
2831 Dexter Drive
Elkhart, Indiana 46515

> **Re:** **Notice of Intent to Nominate Directors at the Company's 2010 Annual Meeting of Shareholders**

Dear Mr. Holden:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies Coachmen Industries, Inc. ("Coachmen" or the "Company"), that GAMCO is recommending Avram Gray for nomination for election as a Director of Coachmen at Coachmen's 2010 Annual Meeting of Shareholders. GAMCO's recommendation of Mr. Gray is in addition to GAMCO's previous recommendation of Robert S. Prather, Jr. and Glenn J. Angiolillo as nominees for election as Directors.

Biographical information and a consent form for Mr. Gray is enclosed.

GAMCO currently is the beneficial owner of approximately 914,219 shares of the common stock of Coachmen, representing 5.65% of the outstanding shares. GAMCO has affiliates that also own shares of the common stock of Coachmen. These affiliates, their share ownership, and their transactions in the common stock of Coachmen are disclosed in the Schedule 13D amendments filed with the SEC on their behalf. The Schedule 13D amendments also indicate the shares over which GAMCO and its affiliates exercise voting control. A copy of the most recent Schedule 13D amendment filed on behalf of GAMCO and its affiliates is enclosed.

GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded provider of investment advisory services to mutual funds, institutional and high net worth investors, and investment partnerships (NYSE: GBL).

GAMCO strongly supports the nomination of Mr. Gray, in addition to Mr. Prather and Mr. Angiolillo, for election to the Board of Directors of Coachmen at Coachmen's 2010 Annual Meeting of shareholders.

We are not aware of any business relationships between Mr. Gray and Coachmen, directly or indirectly, and we believe Mr. Gray would qualify under applicable rules as an independent director of Coachmen. There are no arrangements or understandings between GAMCO and Mr. Gray or others pursuant to which Mr. Gray is being recommended by GAMCO.

Mr. Gray does not currently own shares of the common stock of Coachmen.

We are advised that no business relationship exists between Mr. Gray and Coachmen, directly or indirectly.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Coachmen's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate all three of the individuals it has recommended to serve as Directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

AVRUM GRAY

Age:	74
Address:	440 South LaSalle Street, Suite 650 Chicago, IL 60605
Principal Occupation:	Chairman and Founding Partner (since 1981) of G-Bar Limited Partnership (independent options trading firm). Former Chairman of Lynch Systems, Inc. (glass press supplier) from 1995 through 2001.
Other Directorships:	SL Industries, Inc. (high performance power solutions) The LGL Group, Inc. (diversified holding company) Nashua Corporation (specialty imaging products and services) Material Sciences Corporation (material base solutions)

January 28, 2010

Mr. James T. Holden
Secretary
Coachmen Industries, Inc.
PO Box 3300
Elkhart, IN 46515

Re: Director Nomination

Dear Mr. Holden:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Coachmen Industries, Inc. ("Coachmen Industries"). I hereby consent to being named as a nominee in the Coachmen Industries proxy statement for its 2010 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Avrum Gray

Most recent Schedule 13D Amendment referenced in Exhibit A, filed on January 28, 2010 (complete filing available on EDGAR)